OMB APPROVAL
					OMB Number: 3235-0167
					Expires: October 31, 2007
					Estimated average burden
					hours per response . . . . . 1.50







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Commission File Number _000-31437

              Neurogenesis,Inc.
(Exact name of registrant as specified in its charter)

  120 Park Venue, League City, Tx 77573 (281) 557-7877
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Common stock Par Value $0.025    500,000 Shares Preferred
(Title of each class of securities covered by this Form)

                        N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es)to designate the appropriate rule provision(s) relied upon to terminate or suspend
the duty to file reports:
Rule 12g-4(a)(1)(i) 		  Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)  XXX         Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)               Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)              Rule 12h-3(b)(2)(ii)
                                  Rule 15d-6
Approximate number of holders of record as of the certification
or notice date:      171

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: _12/30/04 By: /s/ Albert H. Bieser /s/ President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.